Filed Pursuant to Rule 424(b)(3)

SEC File No. 333-211626

SQN Asset Income Fund V, L.P.

SUPPLEMENT NO. 1

DATED SEPTEMBER 19, 2016

TO PROSPECTUS DATED

AUGUST 11, 2016

Summary

SQN Asset Income Fund V, L.P. is providing you with this Supplement No. 1, dated September 19, 2016, to update the prospectus dated August 11, 2016 (the “Prospectus”). The information in this Supplement No. 1 supplements, modifies and supersedes some of the information contained in the Prospectus. This Supplement No. 1 forms a part of, and must be accompanied or preceded by the Prospectus.

The primary purposes of this Supplement No. 1 are to:

●	Update the suitability standards for several states;

●	Update the escrow arrangements with regard to Pennsylvania investors;

●	Update the Prospectus regarding the payment of underwriting fees;

●	Update the Prospectus regarding the payment of due diligence expenses to Selling Dealers;

●	Revise the Amended and Restated Agreement of Limited Partnership; and

●	Revise the Subscription Agreement.

Investor Suitability

Idaho Investors. You must have (i) either $85,000 annual income and a net worth of $85,000 or a liquid net worth of $300,000, and (ii) your total investment in us must not exceed 10% of your liquid net worth. Liquid net worth is the portion of your net worth that is cash, cash equivalents, and readily marketable securities.

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Iowa Investors. You must have either (a) a minimum liquid net worth $100,000 and a minimum annual gross income of not less than $100,000 or (b) a liquid net worth of $350,000. For these purposes “liquid net worth” is defined as that portion of net worth (total assets exclusive of home, home furnishings, and automobiles minus total liabilities) that consist of cash, cash equivalents and readily marketable securities. In addition, your aggregate investment in us, shares of our affiliates, and other non exchange traded direct participation programs may not exceed ten percent (10%) of your liquid net worth. Accredited investors in Iowa, as defined in 17 C.F.R. Section 230.501 of the Securities Act of 1933, are not subject to the 10% investment limitation.

Kansas Investors. It is recommended by the Office of the Kansas Securities Commissioner that you do not invest, in the aggregate, more than 10% of your liquid net worth in our securities and the securities of other non-traded equipment programs. Liquid net worth is defined as that portion of total net worth (total assets minus total liabilities) which consists of cash, cash equivalents and readily marketable securities.  Readily marketable securities may include investments in an IRA or other retirement plan that can be liquidated within a short period of time, less any income tax or other penalties that may apply for early withdrawal.

Kentucky Investors. You must meet the general investor suitability requirements set forth above. In addition, you may not invest, in aggregate, more than 10% of your liquid net worth in us or any of our affiliates’ non-publically traded equipment programs. “Liquid net worth” is defined as the portion of a person’s net worth (total assets, exclusive of home, home furnishings and automobile minus total liabilities) that is comprised of cash, cash equivalents and readily marketable securities.

Nebraska Investors. You must meet the general investor suitability requirements set forth above. In addition, your aggregate investment in us and other non-traded equipment programs may not exceed 10% of your net worth, calculated exclusive of your home, home furnishings and automobiles.

New Jersey Investors. You must have either (a) a minimum liquid net worth of $100,000 and a minimum annual gross income of $85,000, or (b) a minimum liquid net worth of $350,000. For these purposes “liquid net worth” is defined as that portion of net worth (total assets exclusive of home, home furnishings, and automobiles minus total liabilities) that consist of cash, cash equivalents and readily marketable securities. In addition, your investment in us, our affiliates, and other non-publically traded direct investment programs (including real estate investments trusts, business development companies, oil and gas programs, equipment leasing programs, and commodity pools, but excluding unregistered, Federally and state exempt private offerings) may not exceed 10% of your liquid net worth.

Oregon Investors. You must meet the general investor suitability requirements set forth above. In addition, you may not invest more than 10% of your liquid net worth, calculated exclusive of home, home furnishings and automobiles, in us.

Pennsylvania Investors. Because the minimum offering amount is less than $25,000,000, which represents 10% of the maximum offering amount, you are cautioned to carefully evaluate the program’s ability to fully accomplish its stated objectives and to inquire as to the current dollar volume of program subscriptions. In addition, subscription proceeds of Pennsylvania investors will be held in an escrow account until we receive and accept subscriptions for at least $12,500,000 in offering proceeds. We must offer you the opportunity to rescind your subscription if we have not received subscriptions for $12,500,000 within 120 days of the date the escrow agent receives your subscription proceeds. We must repeat this offer to you every 120 days during the Offering Period until we have received and accepted subscriptions for $12,500,000.

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Vermont Investors. Accredited investors in Vermont, as defined in 17 C.F.R Section 230.501, may invest freely in this offering. In addition to the general suitability standards described above, non-accredited Vermont investors may not purchase an amount in this offering that exceeds 10% of the investor’s liquid net worth. For these purposes, “liquid net worth” is defined as an investor’s total assets (not including home, home furnishings, or automobiles) minus total liabilities.

Virginia Investors. You must meet the general investor suitability requirements set forth above.

The Offering

The second and third paragraphs under the heading “Escrow Arrangements” in the Prospectus shall be deleted in their entirety and replaced with the following:

“Pennsylvania Investors. Because the minimum closing amount is less than $25,000,000, you are cautioned to carefully evaluate our ability to fully accomplish our stated objectives and to inquire as to the current dollar volume of subscriptions.

Subscriptions received from residents of Pennsylvania will be placed in a separate escrow account and will not be counted toward satisfaction of our minimum offering proceeds of $1,200,000 (120,000 units). Instead, if you are a Pennsylvania resident, we must hold your subscription proceeds in escrow until we receive and accept subscriptions for at least $12,500,000 (1,250,000 units) including your subscription. In addition, we must offer you the opportunity to rescind your subscription if we have not received subscriptions for 1,250,000 units within 120 days of the date the escrow agent receives your subscription proceeds. Subsequently, we must repeat this offer to you every 120 days during the Offering Period until we have received and accepted subscriptions for 1,250,000 units. On the earlier of the termination of this offering or the satisfaction of the escrow condition, any interest that accrues on the funds held in the escrow account or the subscription account will be distributed in cash to the subscribers whose funds were held in the escrow account and allocated among them based on the amounts of their respective subscriptions and the number of days that those amounts were on deposit in the escrow account.”

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Underwriting Fees

Our selling agent or selling agents will have the ability to waive all or any portion of the Underwriting Fees, in their sole discretion, at any time during the Offering Period.

All references throughout the Prospectus to the ability of our selling agent or agents to waive all or any portion of the Underwriting Fees shall be deleted in their entirety and replaced with the following:

“Our selling agent or selling agents may, in their sole discretion, waive all or any portion of the Underwriting Fees otherwise applicable to proceeds we receive from the sale of units; and the amount that would have otherwise been paid as Underwriting Fees on the sale of those units will be credited to the investor in the form of additional units by reducing the purchase price per unit payable by the applicable investor.”

Estimated Use of Proceeds

The last two sentences of the third footnote to the table in the Estimated Use of Proceeds section shall be deleted in its entirety and replaced with the following:

“(3) We may pay bona fide due diligence expense reimbursements to the dealer-manager and Selling Dealers on a fully accountable basis and only for bona fide due diligence activities and expense reimbursements. Such bona fide due diligence expenses may include amounts incurred for travel, lodging, meals, and other reasonable out-of-pocket expenses incurred by Selling Dealers when visiting our office to verify information relating to us and this offering. We will require expenses to be proven by receipt of detailed, itemized invoices for such bona fide due diligence expenses. These due diligence expenses will be paid out of the Organizational and Offering Expense Allowance.”

Management Compensation

The last paragraph in the “Type of Compensation” column under the heading “Compensation Related to our Organization and Offering” in the “Summary Table” shall be deleted in its entirety and replaced with the following:

“We may pay bona fide due diligence expense reimbursements to the dealer-manager and Selling Dealers on a fully accountable basis and only for bona fide due diligence activities and expense reimbursements. Such bona fide due diligence expenses may include amounts incurred for travel, lodging, meals, and other reasonable out-of-pocket expenses incurred by Selling Dealers when visiting our office to verify information relating to us and this offering. We will require expenses to be proven by receipt of detailed, itemized invoices for such bona fide due diligence expenses. These due diligence expenses will be paid out of the Organizational and Offering Expense Allowance.”

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Appendix A – Amended and Restated Agreement of Limited Partnership

The Partnership’s Amended and Restated Agreement of Limited Partnership included as Exhibit A to the Prospectus is amended as follows:

Section 8.12 of the Partnership’s Amended and Restated Agreement of Limited Partnership is deleted in its entirety and replaced with the following:

“8.12 Separate Escrow Account for Residents of Pennsylvania. Notwithstanding any provision to the contrary in this Agreement, subscription funds received from residents of Pennsylvania shall be held in a separate escrow account by the Escrow Agent on the terms set forth in the Escrow Agreement, and shall not be used in computing the Minimum Offering. If subscriptions for 1,250,000 Units ($12,500,000) have been received and accepted by the Partnership, including the subscription funds of Pennsylvania residents whose subscriptions have been accepted by the General Partner, the subscription funds of the Pennsylvania residents whose subscriptions have been accepted shall be released from such escrow account to the Partnership, together with interest earned, if any, and those Pennsylvania residents shall be admitted to the Partnership as Limited Partners. The Partnership shall pay the interest to the Limited Partners who are residents of Pennsylvania based on the amounts of their respective subscriptions and the number of days that those amounts were held in such escrow account within at least 60 days after the applicable Closing Date.”

Section 9.3(a)(iii) of the Partnership’s Amended and Restated Agreement of Limited Partnership is deleted in its entirety and replaced with the following:

“(iii) such liability or loss was not the result of negligence or misconduct by the General Partner or its Affiliates.”

Section 9.3(b)(iii) of the Partnership’s Amended and Restated Agreement of Limited Partnership is deleted in its entirety and replaced with the following:

“(iii) such liability or loss was not the result of negligence or misconduct by the General Partner or its Affiliates.”

Section 9.4(b) of the Partnership’s Amended and Restated Agreement of Limited Partnership is deleted in its entirety and replaced with the following:

“(b) Underwriting Fees and Sales Commissions. Underwriting Fees shall be paid by the Partnership to the Selling Agent for each Unit sold, but no Underwriting Fees shall be payable by the Partnership for any Units sold to the General Partner or its Affiliates. From these Underwriting Fees, a Selling Agent may pay Selling Dealers a non-accountable marketing fee based upon such factors as the volume of sales of such Selling Dealers, the level of marketing support and assistance provided by such Selling Dealers in marketing the offering, or to reimburse representatives of such Selling Dealers for the costs and expenses of attending the Partnership’s educational conferences and seminars. These marketing fees will vary depending upon separately negotiated agreements with each Selling Dealer. A Selling Agent may, in its sole discretion, waive all or any portion of the Underwriting Fees otherwise applicable to proceeds the Partnership receives from the sale of Units; and the amount that would have otherwise been paid as Underwriting Fees on the sale of such Units will be credited to the Limited Partner in the form of additional Units by reducing the Unit Price payable by the Limited Partner. Sales Commissions shall be paid by the Partnership to the Selling Dealers for each Unit sold, but no Sales Commissions shall be payable by the Partnership for any Units sold to the General Partner or its Affiliates. If the Partnership pays reduced Sales Commissions on the sale of a Unit by a Selling Dealer, or does not pay any Sales Commissions, the amount that would have otherwise been paid as Sales Commissions on the sale of such Units will be credited to applicable Limited Partner in the form of additional Units by reducing the Unit Price payable by the applicable Limited Partner.”

Appendix C - Subscription Agreement

The Subscription Agreement included as Exhibit C to the Prospectus is amended to include the updated investor suitability standards for Idaho, Iowa, Kansas, Kentucky, Nebraska, New Jersey, Oregon, Pennsylvania, Vermont and Virginia Investors, as set forth above.

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